UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

20170294

October 26, 2017

Matthew R. DiClemente
Stradley Ronon Stevens & Young, LLP
mdiclemente@stradley.com

Re: Franklin Resources, Inc.

Dear Mr. DiClemente:

This letter is in regard to your correspondence dated October 26, 2017 concerning the shareholder proposal (the "Proposal") submitted to Franklin Resources, Inc. (the "Company") by James McRitchie (the "Proponent") for inclusion in the Company's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the Proponent has withdrawn the Proposal and that the Company therefore withdraws its October 10, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: John Chevedden
***

*** FISMA & OMB Memorandum M-07-16

STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Matthew R. DiClemente
MDiClemente@stradley.com
215.564.8153

October 26, 2017

By Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Withdrawal of No-Action Request Dated October 10, 2017 Relating to Stockholder Proposal Submitted by James McRitchie

Dear Sir or Madam:

We are writing on behalf of our client Franklin Resources, Inc. (the "Corporation") to inform you that the Corporation is formally withdrawing its request dated October 10, 2017 that the staff of the U.S. Securities and Exchange Commission (the "Commission") confirm that it would not recommend enforcement action to the Commission if the Corporation omits the stockholder proposal from James McRitchie (the "Proposal") from the proxy statement and related materials associated with the Corporation's 2018 annual meeting of stockholders. On October 24, 2017, John Chevedden, Mr. McRitchie's designee, withdrew the Proposal by sending the email attached hereto as Exhibit A. In reliance on this email, the Corporation hereby withdraws its request.

Please do not hesitate to call me at (215) 564-8173 or email me at MDiClemente@stradley.com if you have any questions or if I may be of any further assistance in this matter.

Very truly yours,

Matthew R. DiClemente

attachment

cc: James McRitchie
John Chevedden
Craig S. Tyle, Esq.

EXHIBIT A

From: ***
Sent: Tuesday, October 24, 2017 10:00 PM
To: DiClemente, Matthew
Cc: Maria Gray
Subject: Rule 14a-8 Proposal (BEN)

Mr. DiClemente,
Given the SEC's record of granting no-action letters based on partial adoption of requested elements for true proxy access bylaws, Mr. McRitchie agrees to withdraw his proxy access proposal based on the board's adoption and filing of revised bylaws effective October 23, 2017.

The SEC has refused no-action relief when a company fails to substantially implement subsequent requested changes to proxy access bylaws. See, for example, H&R Block (July 21, 2017).

Franklin Resources could avoid having to defend against future proxy proposals aimed at less than shareholder friendly bylaws in the area of proxy access by negotiating or adopting standards more closely aligned to those proposed in the number of stockholder nominees, the cap on shareholder groups, and the minimum stockholder support for re-nomination. Without additional changes in these areas, especially the cap on shareholder groups, Mr. McRitchie is very likely to continue to file proposals to bring your bylaws in closer alignment to those recommended by the Council of Institutional Investors.
Sincerely,
John Chevedden
cc: James McRitchie

*** FISMA & OMB Memorandum M-07-16

Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Matthew R. DiClemente
MDiClemente@stradley.com
215.564.8153

October 10, 2017

By Email to IMshareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: Exchange Act Rule 14a-8: Omission of Stockholder Proposal from the 2018 Proxy Statement of Franklin Resources, Inc.

Dear Sir or Madam:

We are counsel to Franklin Resources, Inc. (the "Corporation"), a global investment management organization trading on the New York Stock Exchange under the ticker symbol "BEN." The Corporation has received a stockholder proposal from James McRitchie (the "Proponent") for inclusion in the proxy statement and related materials associated with the Corporation's 2018 annual meeting of stockholders (the "Proxy Statement"). The Proponent authorized John Chevedden to act on his behalf in connection with the Proposal. For the reasons discussed below, the Corporation intends to omit the stockholder proposal from its Proxy Statement, and respectfully requests that the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if the Corporation omits the stockholder proposal from the Proponent.

I. The Proposal

The Proponent submitted a stockholder proposal to be included in the Proxy Statement for the Corporation by letter dated August 3, 2017, attached hereto as Exhibit A (the "Proposal"). The Proposal read as follows:

> RESOLVED: Shareholders of Franklin Resources, Inc. (the "Company") ask the board of directors (the "Board") to amend its bylaws or other documents, as necessary, to provide proxy access for shareholders as follows:
>
> 1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting.
>
> 2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy.
>
> 3. The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater.
>
> 4. No limitation shall be placed on the number of shareholders than can aggregate their shares to achieve the 3% of Required Stock.
>
> 5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.
>
> 6. The Company shall not require the Nominators pledge to hold stock after the annual meeting if their nominees fail to win election.
>
> 7. Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the annual meeting.

For the reasons discussed below, the Corporation intends to omit the Proposal from its Proxy Statement.

II. Summary of the Corporation's Position

The Proposal requests that the Corporation's Board of Directors (the "Board") amend the Corporation's Bylaws to provide proxy access for stockholders. Management will be submitting to the Board for approval at its meeting on October 23, 2017, an amendment of the Corporation's Bylaws to include provisions that are identical or comparable to the seven provisions of the Proposal (the "Proxy Access Amendment"). It is expected that the Board will approve the Proxy Access Amendment. The Proposal would be substantially implemented upon adoption of the Proxy Access Amendment and may therefore be excluded from the Proxy Statement in accordance with Rule 14a-

8(i)(10). A chart summarizing the seven provisions of the Proposal and the comparable provisions of the proposed Proxy Access Amendment is attached as Exhibit B to this letter.

We are submitting this letter before the adoption of the Proxy Access Amendment to comply with the 80 day timing requirement of Rule 14a-8(j). The Corporation will notify the Staff following the Board meeting to confirm the adoption of the Proxy Access Amendment and provide the full text of the Proxy Access Amendment once it has been formally approved and adopted.

III. Discussion

a. The Proposal will be substantially implemented by the adoption of the Proxy Access Amendment and therefore may be excluded.

Rule 14a-8(i)(10) [Question 9] states that a company may exclude a proposal "[i]f the company has already substantially implemented the proposal." If the Board adopts the Proxy Access Amendment at its meeting on October 23, 2017, the Corporation will have substantially implemented the essential objective of each of the seven (7) separate provisions of the Proposal and, therefore, the Proposal as a whole, prior to the filing of the Proxy Statement. The following paragraphs describe the similarities between each such provision and the comparable provision in the Proxy Access Amendment.

1. The Proposal provides that Nominators must beneficially own 3% or more of the Company's outstanding common stock continuously for at least three years and pledge to hold such stock through the annual meeting. The Proxy Access Amendment contains an identical requirement that Nominators beneficially own 3% or more of the Company's outstanding common stock for at least three years. The Proxy Access Amendment also requires that Nominators pledge to hold such stock through the annual meeting. The Proxy Access Amendment therefore matches exactly the first provision of the Proposal.

2. The Proxy Access Amendment allows for stockholders to submit the same type of support statement for their nominees as is included for the Corporation's director nominees. While this technically differs from the 500 word limit provided for in the Proposal, in practical terms, it will achieve the same essential objective of the Proposal in that it will allow Nominators to have the same ability to submit support statements for their nominees as the Corporation will have for its nominees. The Company therefore believes that the second provision of the Proposal will be substantially implemented upon adoption of the Proxy Access Amendment.

3. The Proxy Access Amendment will permit the number of stockholder-nominated candidates to appear in the Corporation's proxy materials for each annual meeting to be the greater of (i) two, or (ii) 20% of the total number of Board members. While the Proposal provides for the greater of (i) two nominees or (ii) 25% of the Board,

both provisions allow for no fewer than two nominees, which the Corporation believes is the significant element of this provision. In addition, the Proxy Access Amendment provides that the number of proxy access nominees shall be rounded down to the nearest whole number if calculated based on the percentage of board members and, therefore, the difference between 25% and 20% has no practical effect given the current ten-member size of the Board. Both the 20% and 25% figures would allow for the maximum two proxy access nominees. Notably, the Staff has repeatedly allowed for the exclusion of proxy access proposals that provided for 2 nominees or 20% of the board, as compared with 25% as contained in the stockholder proposal. *See, e.g., Skyworks Solutions, Inc*., SEC No-Action Letter (Feb. 9, 2017); *AutoNation, Inc.*, SEC No-Action Letter (Dec. 30, 2016); *Danaher Corporation*, SEC No-Action Letter (Dec. 19, 2016)*; Lockheed Martin Corporation*, SEC No-Action Letter (Dec. 19, 2016)*; Valley National Bancorp*, SEC No-Action Letter (Dec. 19, 2016); *Berry Plastics Group, Inc.*, SEC No-Action Letter (Dec. 14, 2016); and *WD-40 Company*, SEC No-Action Letter (Sept. 27, 2016) (collectively, the "Prior No-Action Letters"). Accordingly, the Company believes that the Proxy Access Amendment will substantially implement this provision of the Proposal.

4. The Proxy Access Amendment will allow for stockholders to aggregate their stock holdings in order to reach the 3% stock ownership limit and, in this regard, is identical to the Proposal. This provision of the Proposal, however, permits an unlimited number of Company stockholders to aggregate their shares to reach the 3% stock ownership limit, while the Proxy Access Amendment provides a limit of 20 such stockholders who may aggregate their shares. The Corporation believes that due to the large size of many of its stockholder holdings, a limit of 20 stockholders to reach the 3% threshold is reasonable and will not unduly constrain groups of stockholders wishing to nominate a director. Notably, the Staff has repeatedly allowed for the exclusion of proxy access proposals that include a limit of 20 stockholders that may aggregate their shares in order to reach the 3% stock ownership limit in lieu of the unlimited number proposed. *See, e.g., the Prior No-Action Letters.* Accordingly, the Corporation believes that the fourth provision of the Proxy Access Amendment and the Proposal are comparable and that the Proxy Access Amendment fulfills the essential objectives of this provision of the Proposal.

5. The Proxy Access Amendment requires that stockholder nominees gain the support of at least 25% of the votes cast in order to remain eligible to be re-nominated during the next two years. While the Proposal would place no limitation on the number of votes a nominee must receive to be re-nominated in subsequent years, the Corporation believes that a 25% minimum vote requirement is reasonable and benefits stockholders by not allowing unpopular nominees to dominate nomination spots over a longer period of time. Given the limits on the number of proxy access nominees allowed each year, the Proxy Access Amendment contains an equitable mechanism whereby the Corporation can fairly determine which stockholder nominees to include in the Corporation's Proxy Statement in the event that the two stockholder or 20% limit is exceeded. Without this 25% vote requirement, the same stockholder nominees could repeatedly gain access to the Company's proxy in lieu of other potential stockholder nominees. The Corporation

believes that excluding unpopular nominees for a period of two years will allow for other stockholders to present nominees that may have otherwise been prevented from participating on account of the limit on nominees. Notably, the Staff has repeatedly allowed for the exclusion of proxy access proposals where the company has adopted reasonable restrictions on renominations. *See, e.g., AutoNation, Inc.*, SEC No-Action Letter (Dec. 30, 2016); *Valley National Bancorp*, SEC No-Action Letter (Dec. 19, 2016); *Berry Plastics Group, Inc.*, SEC No-Action Letter (Dec. 14, 2016); and *WD-40 Company*, SEC No-Action Letter (Sept. 27, 2016). Accordingly, the Company believes that the Proxy Access Amendment and the Proposal compare favorably in this regard and satisfy the essential objective of this provision of the Proposal.

6. The Proxy Access Amendment does not impose any requirement for stockholders to hold stock after the annual meeting if their nominees are not elected. This provision of the Proxy Access Amendment is identical to the comparable provision in the Proposal. The Company therefore believes that this provision of the Proposal will be substantially implemented by the Proxy Access Amendment.

7. Consistent with the Proposal, the Proxy Access Amendment provides that loaned securities can be counted as being owned by a stockholder for purposes of satisfying ownership limits as long as they can be recalled and voted. The Proxy Access Amendment further provides that stockholders can only count loaned securities that can be recalled upon five business days' notice. Actual recall is not required. Although the five business days' notice requirement is not included in the Proposal, it is commonly found in proxy access bylaw provisions and does not unreasonably limit stockholders' ability to count shares that they control towards the ownership aggregation limits. Notably, the Staff has repeatedly allowed for the exclusion of proxy access proposals that require stockholders be able to recall loaned securities on five business days' notice in order to be counted as being owned. *See, e.g., the Prior No-Action Letters.* The Company believes that the Proxy Access Amendment and this provision of the Proposal compare favorably.

The Proxy Access Amendment is intended to meaningfully and substantially implement the Proposal for the benefit of the Corporation's stockholders, including the Proponent. The Corporation believes that the terms of the Proxy Access Amendment and the Proposal compare favorably, both in terms of the actual provisions and also considering the practical effect of the provisions. With the adoption of the Proxy Access Amendment, the Proponent's essential objective will be accomplished in that Corporation stockholders will gain meaningful proxy access. The Corporation therefore seeks the Staff's assurance that it will not recommend enforcement action to the Commission if the Corporation excludes the Proposal from its Proxy Statement.

b. Applicable Precedent.

The Staff has held that a proposal is substantially implemented when the particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *See, e.g., Ecolab Inc.* SEC No-Action Letter (Mar. 16, 2017) (in which the Staff agreed that proxy access bylaw amendments compared favorably to the proposal and allowed exclusion). The Staff has also stated that a proposal can be excluded under 14a-8(i)(10) if the "essential objective" of the proposal has been addressed. *See, e.g., Skyworks Solutions, Inc*., SEC No-Action Letter (Feb. 9, 2017); *AutoNation, Inc.*, SEC No-Action Letter (Dec. 30, 2016); *Danaher Corporation*, SEC No-Action Letter (Dec. 19, 2016); *Oracle Corporation,* SEC No-Action Letter (Aug. 11, 2016) (all in which the Staff concurred with the exclusion of a proxy access bylaw amendment proposal on the basis of substantial implementation, citing the satisfaction of the "essential objective," in spite of variations from the proposal).

As noted above, it is expected that the Corporation's Board will adopt the Proxy Access Amendment at its next meeting on October 23, 2017. In order to comply with the timing requirements of 14a-8(j), the Corporation is seeking no-action relief from the Staff prior to the Board having formally approved the Proxy Access Amendment. Upon the Board's approval of the Proxy Access Amendment, the Corporation will inform the Staff and provide the final text of the Proxy Access Amendment.

The Staff has granted no-action relief for requests for exclusion under Rule 14a-8(i)(10) based on statements of intention to substantially implement a stockholder proposal subject to future board approval, when confirmation of such board approval is later provided to the Staff. *See, e.g.*, *Skyworks Solutions, Inc*., SEC No-Action Letter (Feb. 9, 2017); *Berry Plastics Group, Inc.*, SEC No-Action Letter (Dec. 14, 2016); *Reliance Steel & Aluminum Co.*, SEC No-Action Letter (Feb. 26, 2016); *United Continental Holdings, Inc.*, SEC No-Action Letter (Feb. 26, 2016); *Huntington Ingalls Industries, Inc.*, SEC No-Action Letter (Feb. 12, 2016) (all in which the Staff allowed the exclusion of a proxy access bylaw amendment proposal on the basis of substantial implementation where the company expressed its intention to amend its bylaws to implement proxy access and subsequently notified the Staff that the amendment had been adopted).

Because the Proposal will be substantially implemented upon the Board's expected approval of the Proxy Access Amendment on October 23, 2017, the Corporation believes that the Proposal may be excluded from its Proxy Statement pursuant to Rule 14a-8(i)(10).

IV. Conclusion

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Statement.

The Proxy Access Amendment as discussed above is expected to be adopted by the Board on October 23, 2017. We submit this letter at this time to address the timing requirements of Rule 14a-8(j). We will notify the Staff by a supplemental letter after the

October 23, 2017 Board meeting and will attach the full text of the Proxy Access Amendment to that letter.

We would be happy to provide you with any additional information or answer any questions that you may have. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (215) 564-8173 or email me at MDiClemente@stradley.com if I may be of any further assistance in this matter.

In accordance with the webpage of the Division of Investment Management of the SEC,[1] the undersigned, on behalf of the Corporation, has submitted a portable document format (pdf) copy of this letter and the exhibits referred to in this letter, via email to IMshareholderproposals@sec.gov. Also in accordance with Rule 14a-8(j)(1), a copy of this letter and the accompanying exhibits are being forwarded to the Proponent, as formal notice of the Corporation's intention to omit the Proposal from the Proxy Statement.

Very truly yours,

Matthew R. DiClemente

attachments

cc: James McRitchie
John Chevedden
Craig S. Tyle, Esq.

1 https://www.sec.gov/divisions/investment/imcontact.htm.

EXHIBIT A

***

Ms. Maria Gray
Franklin Resources, Inc.
Vice President and Secretary
One Franklin Parkway
San Mateo, CA 94403-1906
Via: MGray@frk.com
Phone: 1-650-312-2000
Fax: 1-650-525-7141

August 3, 2017

Dear Corporate Secretary,

I am pleased to be a shareholder in the Franklin Resources, Inc. and appreciate the leadership our company has shown on numerous issues. Our company has unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

The attached shareholder proposal is submitted for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year, and I pledge to continue to hold the required stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms I am delegating John Chevedden and/or his designee to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden *** *** to facilitate prompt communication. Please identify me as the proponents of the proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***

Sincerely,

J. McRitchie — August 3, 2017

James McRitchie — Date

cc: Virginia E. Rosas, Senior Counsel, VRosas@frk.com

*** FISMA & OMB Memorandum M-07-16

[BEN – Rule 14a-8 Proposal, August 3, 2017]
Proposal [4*] - Shareholder Proxy Access

RESOLVED: Shareholders of Franklin Resources, Inc. (the "Company") ask the board of directors (the "Board") to amend its bylaws or other documents, as necessary, to provide proxy access for shareholders as follows:

1. *Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting.*
2. *Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy.*
3. *The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater.*
4. *No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% of Required Stock.*
5. *No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.*
6. *The Company shall not require that Nominators pledge to hold stock after the annual meeting if their nominees fail to win election.*
7. *Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the annual meeting.*

Supporting Statement:

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented access bylaws, such as the fact that even if the 20 largest public pension fund members were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council.

Adoption of bylaws with *all* the requested elements outlined above would help ensure meaningful proxy assess is available to shareholders.

Increase Shareholder Value
Vote for Shareholder Proxy Access Enhancement – Proposal [4*]

James McRitchie, *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** .

*** FISMA & OMB Memorandum M-07-16

EXHIBIT B

The table below outlines the terms of the Proposal, as compared to the Corporation's Proxy Access Amendment.

The Proposal	**The Proxy Access Amendment**
1. 3% stock ownership for 3 years; hold through annual meeting	Same as Proposal
2. Up to 500 word support statement for stockholder nominee in proxy statement	Same type of statement as Corporation nominees
3. Number of stockholder nominees up to 25% of Board seats or 2, whichever is greater	Up to 20% of Board seats or 2, whichever is greater
4. Unlimited number of stockholders can aggregate stock holdings to achieve 3%	Cap of 20 stockholders can aggregate stock holdings to achieve 3%
5. No limitation on re-nominations of stockholder nominees	Requires minimum level of stockholder support of 25% to remain eligible to be re-nominated during next two years
6. No requirement to hold stock after annual stockholder meeting if nominees not elected	Same as Proposal
7. Loaned securities counted for ownership requirement if stockholder can recall them and vote the shares	Count loaned securities that can be recalled upon five business days' notice